As filed with the Securities and Exchange Commission on March 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Excelsior Private Markets Fund III (Master), LLC

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

100 Federal Street

Boston, MA 02110

Telephone Number (including area code): (866) 921-7951

Name and address of agent for service of process:

Marina Belaya, Esq.

c/o Bank of America

114 West 47th Street

NY8-114-09-02

New York, NY 10036

Copy to:

Timothy F. Silva, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES     [X]                                                              NO      [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on March 26, 2013.

Attest:		EXCELSIOR PRIVATE MARKETS
FUND III (MASTER), LLC
/s/ Diana Thilavong		/s/ Steven L. Suss
Name:	Diana Thilavong	Name:	Steven L. Suss
Title:	Asst. Vice President	Title:	Sole Member